Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS
(Amounts in Thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Pretax income from continuing operations	$97,691	$88,914	$99,471	$239,575	$262,468

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$93,474	$92,746	$84,911	$100,315	$139,541
Ground Rent 33%	$244	$234	$252	$398	$587
Preferred Dividends	$42,563	$46,343	$50,940	$53,441	$50,706
Proportionate share of fixed charges of 50 % owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—

Total fixed charges	$136,281	$139,323	$136,103	$154,154	$190,834

Capitalized interest during the period	($18,200)	($12,927)	($9,157)	($11,478)	($9,882)
Preferred Dividends	($42,563)	($46,343)	($50,940)	($53,441)	($50,706)
Amortization of capitalized interest during the period	$1,879	$2,310	$2,616	$2,999	$3,328
Majority-owned subsidiary adjustments	$19,593	$21,502	$21,570	$5,365	$5,013
Equity Company Adjustments	($23,296)	($18,560)	($32,769)	($52,917)	($40,895)
Equity Company Adjustments Distributed Income	$23,296	$18,560	$32,769	$52,917	$40,895

Earnings before income taxes and fixed charges	$194,681	$192,779	$199,663	$337,174	$401,055

Ratio of earnings to combined fixed charges and preferred dividends	1.43	1.38	1.47	2.19	2.10